CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

IMMUNIC, INC.

Immunic, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Immunic, Inc.

2. The Amended and Restated Certificate of Incorporation of the Corporation is amended by adding the following new paragraph to the end of Article Four, Part A. Authorized Shares:

3. Upon the filing and effectiveness (the “Effective Time”) of this amendment to the Corporation’s Certificate of Incorporation, as amended, pursuant to the Delaware General Corporation Law, each ten (10) shares of the Common Stock issued immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of the Corporation’s Common Stock, $0.0001 par value per share (the “New Common Stock”), without any action by the holder thereof (the “Reverse Stock Split”). No fractional shares of New Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares of New Common Stock that would otherwise have been issued as a result of the Reverse Stock Split into whole shares of New Common Stock and shall arrange for the sale of such whole shares on the open market at then-prevailing prices. Each person who would otherwise be entitled to a fractional share of New Common Stock as a result of the Reverse Stock Split shall be entitled to receive, in lieu thereof, a cash payment equal to such holder’s allocable share of the total proceeds of such sales, without interest, and such cash payment shall be made as soon as practicable following the Effective Time. Each book entry position that immediately prior to the Effective Time represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such book entry position shall have been reclassified and combined, subject to the elimination of fractional shares set forth above.

3. This Certificate of Amendment has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment shall become effective as of 12:01 AM, Eastern Time on April 27, 2026.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the 22nd day of April, 2026.

By:	/s/ Daniel Vitt
Daniel Vitt
Chief Executive Officer